a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting. Dated: February 23 2022 Noel Quim1, Group Chief Executive /s/ Noel Quinn